Kings Road
                                  Entertainment
                    447 B Doheny Drive Beverly Hills CA 90210
              T 310 278 9975 F 310 278 9974 kingsroadscreen@aol.com

January 31, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Attn: Linda Cvrkel
      Claire Erlanger
Washington, D.C. 20549

Re:      Kings Road Entertainment, Inc.
         Form 10-KSB for the Fiscal Year Ended April 30, 2004
         Forms 10-QSB for the quarters ended July 31, 2004, October 31, 2004 and January 31, 2005
         Commission File No. 000-14234

Dear Ms. Cvrkel and Ms. Erlanger:

We have reviewed your letter dated January 19, 2006 and in response to your comments regarding:

Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004 Note 2
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Litigation
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We will in all future filings expand our disclosures to include (i) a discussion of legal counsel's opinions with regard to likelihood of collection in all litigation matters, (ii) a listing of the reasons we believe recovery of receivables in these matters is either probable or is not probable, and (iii) the reasons behind not establishing an allowance for any receivables should that be the case at hand.


Sincerely,

/s/ H. Martin DeFrank
___________________________________
H. Martin DeFrank
President and Chief Operations Officer
Kings Road Entertainment, Inc.